Mail Stop 3561

January 11, 2010

Mr. Adiv Baruch
Chief Executive Officer
Pinpoint Advance Corp.
4 Maskit Street
Herzeliya
Israel 46700

> **Re:** **Pinpoint Advance Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-52562**

Dear Mr. Baruch:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K Bhandari
Branch Chief
Office of Beverages, Apparel and
Health Care Services